UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G-A

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

(AMENDMENT NO. 1)*

Tax Free Fund II for Puerto Rico Residents, Inc.

(Name of Issuer)

Common Shares, $0.01 par value

(Title of Class of Securities)

87675H103

(CUSIP Number)

W. Heath Hawk

GAM Tower, 2 Tabonuco Street, Suite 200

Guaynabo, Puerto Rico 00968

(770) 777-9373

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

12/31/2023

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 87675H103	13G	Page 1 of 5 Pages

1.	NAMES OF REPORTING PERSONS OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Ocean Capital LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Puerto Rico

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER
	6.	SHARED VOTING POWER 1,107,244
	7.	SOLE DISPOSITIVE POWER
	8.	SHARED DISPOSITIVE POWER 1,107,244

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,107,244
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions)
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.00%[1]
12.	TYPE OF REPORTING PERSON (see instructions) IA

[1]	The percentages used herein are calculated based upon 15,828,572 shares of common stock outstanding as of December 6, 2023, as disclosed in the issuer’s proxy statement filed with the Securities and Exchange Commission on December 20, 2023.

CUSIP No. 87675H103	13G	Page 2 of 5 Pages

1.	NAMES OF REPORTING PERSONS OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) W. Heath Hawk
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 158,845
	6.	SHARED VOTING POWER 1,107,244
	7.	SOLE DISPOSITIVE POWER 158,845
	8.	SHARED DISPOSITIVE POWER 1,107,244

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,266,089[2]
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions)
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.00%[3]
12.	TYPE OF REPORTING PERSON (see instructions) IN

[2]	Consisting of (i) 158,845 shares held in a joint account of Mr. Hawk and his spouse and (ii) 1,107,244 shares held by Ocean Capital LLC, which are deemed to be beneficially owned by Mr. Hawk in his capacity as managing member of Ocean Capital LLC.

[3]	The percentages used herein are calculated based upon 15,828,572 shares of common stock outstanding as of December 6, 2023, as disclosed in the issuer’s proxy statement filed with the Securities and Exchange Commission on December 20, 2023.

CUSIP No. 87675H103	13G	Page 3 of 5 Pages

Item 1.	(a)	Name of Issuer Tax Free Fund II for Puerto Rico Residents, Inc.

	(b)	Address of Issuer’s Principal Executive Offices 250 Munoz Rivera, Tenth Floor San Juan, Puerto Rico 00918

Item 2.	(a)

Name of Person Filing

This Schedule 13G is being filed on behalf of Ocean Capital LLC and W. Heath Hawk (the “Reporting Persons”) with respect to the shares of common stock, $0.01 par value per share (the “Common Shares”) of Tax Free Fund II for Puerto Rico Residents, Inc. (the “Issuer”). The Reporting Persons hold the securities reported herein for investment in the ordinary course of business and not with the purpose nor with the effect of changing or influencing the control of the Issuer, nor in connection with, or as a participant in, any transaction having such purpose of effect.

	(b)	Address of the Principal Office or, if none, residence GAM Tower, 2 Tabonuco Street, Suite 200 Guaynabo, Puerto Rico 00968

	(c)	Citizenship This information is set forth in Row 4 of the Cover Page attached hereto which is incorporated by reference herein.

	(d)	Title of Class of Securities Common Shares, $0.01 par value

	(e)	CUSIP Number 87675H103

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

CUSIP No. 87675H103	13G	Page 4 of 5 Pages

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

(b)	Percent of class:

(c)	Number of shares as to which the person has:
	(i)	Sole power to vote or to direct the vote:
	(ii)	Shared power to vote or to direct the vote:
	(iii)	Sole power to dispose or to direct the disposition of:
	(iv)	Shared power to dispose or to direct the disposition of:

The information required by Items 4(a) – (c) is set forth in Rows 5 – 11 of the Cover Pages attached hereto and is incorporated herein by reference.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Instruction. Dissolution of a group requires a response to this item.

Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

CUSIP No. 87675H103	13G	Page 5 of 5 Pages

Item 10. Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Name of Registrant

Ocean Capital LLC

By:	/s/ W. Heath Hawk
Name:	W. Heath Hawk
Title:	Managing Member

W. Heath Hawk

By:	/s/ W. Heath Hawk

Date:	January 23, 2024